June 12, 2018

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form N-1A

Ladies and Gentlemen:

23Wall Trust (now known as Six Circles Trust) (“Registrant”) hereby respectfully requests, in order to remedy the lack of a delaying amendment on the Registration Statement (as defined below), the withdrawal of its registration statement on Form N-1A (File Nos. 333-222628, 811-23325), together with all exhibits filed therewith, filed on January 19, 2018 (Accession No.: 0000950103-18-000624) (the “Registration Statement”).

Registrant represents that no securities were issued or sold pursuant to the Registration Statement. Registrant is, concurrently herewith, filing a new registration statement on Form N-1A.

Very truly yours,

23Wall Trust (now known as Six Circles Trust)

/s/ Abby Ingber
Abby Ingber, Secretary